SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                           for the month of August, 1998


                                    PETROFINA
                 (Translation of registrant's name into English)


                              52 Rue de l'Industrie
                                 B-1040 Brussels
                                     Belgium
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.


                              Form 20-F X Form 40-F


                  Indicate by check mark whether the registrant by furnishing the information contained in this Form is also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934.


                                    Yes      No X


                  If "yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b); 82-

PETROFINA
--------------------------------------------------------------------------------
PetroFina S.A.                                                 August 11, 1998
Public Relations & Communication
--------------------------------
                                  PRESS RELEASE
                                  -------------

                          PetroFina: half year results
Highlights:
-----------
stable recurring profit
10% growth in cash flow
11% increase in oil production
record throughput by refineries
6% growth in sales in the Fina network
10% improvement in operating profit of Chemical division operations now on a worldwide basis following the buyout of minority interests in Fina Inc.
strategic enlargement of Sigma group

-----------------

PetroFina's consolidated recurring profit for the first six months of 1998 amounted to BEF 10.96 billion, comparable with BEF 11.04 billion (*) for the first half of 1997.

PetroFina's consolidated unaudited profit for the first half of 1998 amounted to BEF 9.71 billion compared to BEF 10.95 billion (*) for the first half of 1997. The results of the first half of 1998 include capital gains of BEF 2.7 billion, arising mainly from the sale of upstream assets in the US and downstream assets in Africa, a write-down of BEF 4.3 billion in the value of stock following a decline in the oil price as well as other non-recurring results of BEF 0.2 billion.

Half year cash flow rose 10% from BEF 28.1 billion (*) in the first half of 1997 to BEF 31 billion. Financial debt at the end of June 1998 was BEF 92.7 billion compared to BEF 95.3 billion a year earlier.

Operating revenues of BEF 352.9 billion were 4% higher than in the first half of 1997.

During the period, the performance of the downstream sector was sustained by higher refining margins in Europe, appreciation of the dollar, excellent operations and growth in sales through the Fina network. However, it was subject to the negative factor of realised inventory losses of BEF 1.7 billion.

In the upstream sector, the negative impact on the results of a 43% fall in the oil price was partially offset by higher production of oil and gas, and the strength of the US gas price.

----------------------
(*) restated in accordance with US Gaap

In the chemicals sector, the buoyancy of monomers in Europe and the recovery in styrenics in the US, compared to a difficult first half in 1997, led to a 10% increase in the recurring profit of the sector in a particularly competitive market.

In July, PetroFina announced the strategic enlargement of its subsidiary Sigma with the merger of its paint operations with those of the Lafarge group. PetroFina will retain about 80% of Sigma while the Lafarge group will acquire around 20%.

The enlarged Sigma group will be one of the three leaders in the decorative paint sector in Europe due to the complementary geographic operations and substantial potential synergies. The agreement should be finalised before the end of 1998.

The merger of PetroFina and its American subsidiary Fina, Inc., became effective on 5 August. This simplifies the Group structure, enabling transatlantic growth to be achieved and the establishment of worldwide production lines.


UPSTREAM
--------
In the first half of 1998, Group production of oil and condensates reached 28.9 million barrels and gas production was 106.5 billion cubic feet, compared to an oil production of 26.1 million barrels and gas production of 106.2 billion cubic feet in the first half of 1997.

In Vietnam, a seventh discovery was made in block 46 in the Gulf of Thailand. The Vietnamese and Malaysian authorities agreed to unitise the Bunga Kekwa field which will enable PetroFina to acquire an interest in this field and participate in its production. This, together with the disposal of a 30% interest in the Group's Vietnamese permits to a Thai partner, brings together the development and commercial plans currently being studied.

In Angola, in deep offshore waters, a new discovery called Rosa, was made in block 17, where PetroFina holds 5%. Within the same block, the development of the Girassol field was approved by the Angolan authorities. Also, during this period, the Group was nominated as operator of block 19, with an interest of 30%. This is also in deep offshore waters.

During the half year, the Group participated in two major onshore discoveries of gas in the US, one in the South of Texas and one in Mississippi, and in a gas discovery in Alberta, Canada.

In Italy, exploration work in the Tempa d'Emma field confirmed the northern extension of the Tempa Rossa field.

DOWNSTREAM
----------
As a result of continuous steps to optimise and improve, the Group refineries processed 690,110 barrels per day, a 4% improvement over the first half of 1997.

In marketing, development and modernising efforts enabled sales of petrol in Europe through the Fina network to increase by over 6% compared to the first half of 1997.

Seeking to concentrate its operations in southern Africa in Angola and in the Democratic Republic of Congo with a primary focus on upstream activities, the Group sold all of its downstream operations in Gabon, Rwanda and Burundi together with 49% of its marketing and distribution operations in the Congo.

CHEMICALS
---------
In May, the Boards of Directors of PetroFina and BASF approved the construction of the largest steam cracker in the world at Fina's refinery at Port Arthur, This unit, which will produce ethylene and propylene, is a further step in the industrial integration of the Group, and will be operational from the end of the year 2000.

The elimination of a bottleneck during the first half of the year enabled a capacity increase of 50,000 tons per year in the production of ethylene in the olefine plant at Antwerp. Similar action will be taken in the high density polyethylene plant at Antwerp during the third quarter.

PAINTS
------
The Sigma group has benefited from its strategic and commercial repositioning and its results have continued to recover, with growth of close to 30% compared to the same period in 1997. All sectors contributed to this improvement. The UK decorative paints operations were sold last March.

The acquisition of Lafarge's paint operations will enable Sigma to extend its product range with new brand names in Italy, France, Spain and Benelux. The product range will include the following, among others: Sigma, Histor, Novemail, Gauthier, Elaq, Tollens, Plasdox, Stic B, Max Meyer, Duco, Corti and Texsa.


Half year financial highlights (in BEF)
---------------------------------------
A. Recurrent income per segment(*)
----------------------------------
(million BEF)

                                                  North America          Europe and          Consolidated
                                                                      rest of the world
                                                  1997     1998        1997    1998          1997     1998
                                                  ----     ----        ----    ----          ----     ----

Upstream                                         1,124      586      11,788   8,894        12,912    9,480
Downstream                                       1,111    1,278       4,289   4,316         5,400    5,594
Chemicals                                        2,630    2,774       3,157   3,601         5,787    6,375
Paints                                                                  817   1,053           817    1,053
Other activities                                  (395)   (494)        (430)   (224)         (825)    (718)
                                                 -----    -----      ------  ------        ------   ------
Operating income                                 4,470    4,144      19,621  17,640        24,091   21,784


Net financial charges                                                                      (2,384)  (2,010)
Taxes                                                                                     (10,290)  (8,485)
                                                                                           -------  -------
Recurrent consolidated net income                                                          11,417   11,289
Group net income (recurrent)                                                               11,043   10,957

Non recurrent charges and revenues                                                            (67)  (1,351)

Consolidated results                                                                       11,350    9,938
--------------------
Group consolidated results                                                                 10,950    9,706
Minority interest                                                                             400      232

--------
(*) 1997 figures were restated following US Gaap.

B. Non recurrent elements
-------------------------
(million BEF)
Capital gains on assets sold
----------------------------
Upstream                                           284    1,097                 604           284      1,701
Downstream                                                   69                 965             0      1,034

Non cash LIFO inventory write down
----------------------------------
Downstream                                                 (531)             (2,013)             0    (2,544)
Chemicals                                                (1,738)                                 0    (1,738)

Other non recurrent charges                                            (251)   (251)         (251)      (251)
---------------------------
Tax on non recurrent items                        (100)     386                  61          (100)       447
---------------------------
Total non recurrent elements                       184     (717)       (251)   (634)          (67)    (1,351)

C. Cash flow                                                                               28,130      31,039
------------
(million BEF)

D. Data per share (BEF per share)
--------------------------------
Net earnings                                                                                  470         414
Cash flow                                                                                   1,208       1,325

Average number of shares outstanding                                                   23,280,791  23,420,432

E. Operating revenues
---------------------
(million BEF)
Upstream                                                                                   36,115      46,854
Downstream                                                                                269,334     271,338
Chemicals                                                                                  44,766      40,537
Paints                                                                                     14,957      16,245
Other activities                                                                               55         274
Inter-segment sales                                                                       (24,864)    (22,372)
Operating revenue                                                                         340,363     352,876

F. Operating data
-----------------
(million BEF)

Dollar average rate (BEF/USD)                                                               34.77        37.29
Financial debt (billion BEF)                                                                95.30        92.70
Capital expenditure (billion BEF)                                                           16.50        18.70

Brent price (USD/barrel)                                                                    19.58        13.65
US gas price (USD/per thousand
  cubic feet)                                                                                2.73         2.15
Crude oil production (million barrels)                                                      26.10        28.90
Natural gas production (billion cubic feet)                                                106.20       106.50
Crude processed in refineries (thousand tons)                                              16,495       16,858
European refinery margin (USD/barrel)                                                        2.40         2.70
Sales of petroleum products (thousand tons)                                                18,498       19,423
Polymer production (tons)                                                               1,071,708    1,108,415

---------------------------
(*) 1997 figures were restated following US Gaap.

Half year financial highlights in USD
--------------------------------------
A. Recurrent operating income (*)
per segment (million USD)
-----------

                                                  North America          Europe and          Consolidated
                                                                      rest of the world

                                                  1997     1998      1997     1998        1997       1998
                                                  ----     ----      ----     ----        ----       ----

Upstream                                          32.3     15.7     339.0    238.5       371.3      254.2
Downstream                                        32.0     34.3     123.4    115.7       155.4      150.0
Chemicals                                         75.6     74.4      90.8     96.6       166.4      171.0
Paints                                             0.0      0.0      23.5     28.2        23.5       28.2
Other activities                                 (11.4)   (13.2)    (12.4)    (6.0)      (23.8)     (19.2)
Operating income                                 128.5    111.2     564.3    473.0       692.8      584.2

Net financial charges                                                                    (68.6)     (53.9)
Taxes                                                                                   (295.9)    (227.5)
Recurrent consolidated net income                                                        328.3      302.8
Group net income (recurrent)                                                             317.6      293.8

Non recurrent charges and revenues                                                        (1.9)     (36.2)

Consolidated results                                                                     326.4      266.6
--------------------
Group consolidated results                                                               314.9      260.4
Minority interest                                                                         11.5        6.2

B. Non recurrent elements
-------------------------
(million USD)
Capital gains on assets sold
----------------------------

Upstream                                           8.2     29.4               16.2         8.2       45.6
Downstream                                                  1.9               25.9         0.0       27.8

Non cash LIFO inventory write down
----------------------------------

Downstream                                                (14.2)             (54.0)        0.0      (68.2)
Chemicals                                                 (46.6)                           0.0      (46.6)

Other non recurrent charges                                          (7.2)    (6.7)       (7.2)      (6.7)
---------------------------

Tax on non recurrent items                        (2.9)    10.4       0.0      1.6        (2.9)      12.0
--------------------------

Total non recurrent elements                       5.3    (19.1)     (7.2)   (17.0)       (1.9)     (36.1)

C. Cash flow                                                                             809.0      832.4
------------
(million USD)

D. Data per share (USD per share)
--------------------------------
Net earnings                                                                              13.5       11.1
Cash flow                                                                                 34.8       35.5

Average number of shares outstanding                                                23,280,791 23,420,432

E. Operating revenues
---------------------
(million USD)
Upstream                                                                               1,038.7    1,256.5
Downstream                                                                             7,746.2    7,276.4
Chemicals                                                                              1,287.5    1,087.1
Paints                                                                                   430.2      435.6
Other activities                                                                           1.6        7.3
Inter-segment sales                                                                     (715.1)    (599.9)
                                                                                        ------      ------
Operating revenue                                                                      9,789.1     9,463.0

---------------------------
(*) 1997 figures were restated following US Gaap.


F. Operating data
-----------------
Dollar average rate (BEF/USD)                                                            34.77       37.29
Financial debt (billion USD)                                                              2.74        2.49
Capital expenditure (billion USD)                                                         0.47        0.50
Brent price (USD/barrel)                                                                 19.58       13.65
US gas price (USD per thousand cubic feet)                                                2.73        2.15
Crude oil production (million barrels)                                                   26.10       28.90
Natural gas production (billion cubic feet)                                             106.20      106.50
Crude processed in refineries (thousand tons)                                           16,495      16,858
European refinery margin (USD/barrel)                                                     2.40        2.70
Sales of petroleum products (thousand tons)                                             18,498      19,423
Polymers production (tons)                                                           1,071,708   1,108,415



                                      * * *

This communique is also available in French.
This communique is also available in Flemish.


PETROFINA
--------------------------------------------------------------------------------
PetroFina S.A.                                                   5th August 1998

Public Relations & Communication
--------------------------------


                                  PRESS RELEASE
                                  -------------

        PetroFina-Fina, Inc. merger opens up new prospects for the Group

A Special Meeting of the Shareholders of Fina, Inc. was held in Dallas on Wednesday August 5, 1998 where the final merger agreement under the terms of which Fina, Inc. now becomes a wholly-owned subsidiary of PetroFina, was approved.

The merger provides the PetroFina Group new opportunities to further develop its
global  activities,   streamline  its  structures,  and  concentrate  on  growth prospects.

Fina, Inc. shares will not trade on the American Stock Exchange (AMEX) after today. The Bearer Depositary Receipts (BDRs) of Fina, Inc. will also be delisted from the Brussels Stock Exchange effective August 6, 1998.

The registered shareholders of Fina, Inc., other than PetroFina and its subsidiaries, will receive written instructions within the next few days from Citibank, N.A. describing the practical procedures for the conversion of each Fina, Inc. share into a right to receive USD 60 and a warrant entitling them to receive nine-tenths of an American Depositary Share (ADS) at an exercise price of USD 42.25 per ADS. One ADS represents one tenth of a PetroFina ordinary share.

Holders of BDRs of Fina, Inc., with effect from August 6, should contact following banks: GB - BBL - BIL - Banque Generale du Luxembourg to arrange for the conversion of their BDRs. Upon presentation of one BDR, they will receive the sum of USD 60 and a warrant allowing them to receive nine tenths of an ADS at an exercise price of USD 42.25 per ADS. The warrant will be allocated to them in the form of an account registration.

The warrants may be exercised between August 6, 1998 and August 5, 2003. They have been accepted for listing on The New York Stock Exchange (NYSE:FIN ws), where they may be traded throughout the exercise period.

The proxy statement prospectus (F-4) relating to the merger is available on request from the aforementioned banks.

PetroFina S.A. (NYSE:FIN) is an integrated oil and petrochemical group, with headquarters in Brussels, Belgium. In 1997, its sales and other operating revenues rose to BEF 727 billion (USD 20.3 billion) while those of Fina, Inc. Dallas, Texas, reached USD 4.4 billion (BEF 157 billion).

                                      * * *
This communique is also available in French.
This communique is also available in Flemish.

PETROFINA
--------------------------------------------------------------------------------
PetroFina S.A.                                                     July 28,1998
Public Relations & Communication
--------------------------------
CF/JHR

                               C 0 M M U N I Q U E
                               -------------------

     PetroFina concentrates its presence in southern Africa in two countries

In line with its aim to concentrate its presence in southern Africa in two countries, Angola and the Democratic Republic of Congo, countries where it wishes to improve its operational efficiency, PetroFina has sold its interests in downstream petroleum companies in Gabon, Burundi and Rwanda. At the same time, the Group has concluded an agreement with a South African partner with the aim of optimising its petroleum distribution activities in the Congo.

In Gabon, PetroFina has sold to Total the minority interest which the Group held in refining and distribution companies. This operation concerns the Group's minority shareholding in the distribution company Total Fina Gabon and in SOGARA and SGEPP, companies active in refining and storage of petroleum products, respectively.

In Burundi and Rwanda, the South African company Engen has acquired the shares held by PetroFina in three companies involved in the distribution and storage of petroleum products, namely Fina BP Burundi, SEP Burundi and BP Fina Rwanda. The petroleum group BP, PetroFina's partner in these three companies, has also sold its interests to Engen.

In the Congo, PetroFina has concluded a partnership agreement with Engen. Engen has purchased 49% of Aristea, a wholly-owned subsidiary of PetroFina, which holds all PetroFina's downstream interests in the Congo. The companies concerned by this operation are the distribution company Fina Congo, the logistics company SEP Congo, TFC an inland waterways transport company, SOCOTOLE a drums manufacturing company and SOFIMMO, a company providing logistic support. This agreement does not concern the Group's activities in the upstream sector which continue to be run by its wholly-owned subsidiary Fina Rep.

The expansion of Engen in southern Africa and PetroFina's petroleum exploration and production projects in the coastal areas of the Congo illustrate the willingness of the Group and its partners to contribute to the development of this country in the best possible way.

This communique is also available in French.
This communique is also available in Flemish.

PETROFINA
--------------------------------------------------------------------------------
PetroFina S.A.                                                     July 3, 1998
Public Relations & Communication
--------------------------------
CF/JHR



                               C 0 M M U N I Q U E
                               -------------------

            PetroFina and Lafarge join forces in the paints business


PetroFina and Lafarge have decided to join forces and to pool certain of their paint activities. This operation involves the entire Sigma Coatings group, a 100% affiliate of PetroFina, and the "Peintures Batiment" division of Lafarge. The current negotiations should lead to the signature of a final agreement by end 1998. The alliance would involve Lafarge taking an equity share in Sigma Coatings. Sigma Coatings, with an annual turnover in excess of 31 billion BEF in 1997, is active in the Decorative paint and Industrial coatings markets in Western Europe and enjoys a global position in Marine and Protective Coatings. The Decorative paint activities of Lafarge, with an annual turnover of over 8 billion BEF in 1997, are concentrated in France, Italy, Spain and Benelux. With geographically complementary activities and an important potential for synergies, the new group would be placed within the top three of the Decorative paints market in Western Europe, and more specifically within the top two in France and the Benelux. The combined turnover of the new group will be in excess of 1 billion USD, and it would be publicly listed at a later stage.

                                      * * *

This communique is also available in French.
This communique is also available in Flemish.

PETROFINA
--------------------------------------------------------------------------------
PetroFina S.A.                                                    June 18, 1998
Public Relations & Communication
--------------------------------
CF/mt

                               C 0 M M U N I Q U E
                               -------------------

                    PetroFina's Seventh Discovery in Vietnam


Fina Exploration Minh Hai, as operator of a joint venture, announced today its seventh discovery in the Vietnamese section of the Gulf of Thailand.

Well 46-KM-1X, located in Block 46, encountered multiple gas bearing zones and yielded a cumulative flow rate of 36 million cubic feet of gas per day from two tested intervals. The rig will now move to well 46-TL-1X also in Block 46.

Fina Exploration Minh Hai, a subsidiary of PetroFina S.A. (NYSE:FIN) has a 70% interest in the acreage. PTTEP International, a Thai company, has the remaining 30% interest.

As soon as the development period commences under the Production Sharing Contract, the Vietnamese State Company has the option to acquire a participating interest of up to 15%.

                                                       * * *

This communique is also available in French.
This communique is also available in Flemish.

                                   SIGNATURES


                  Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                PETROFINA



Date:   August 11, 1998                      By:         /s/   Francois Vincke
        ----------------                           ---------------------------
                                                    Name:  Francois Vincke
                                                    Title:    Secretary General